September 29, 2022
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-3561

Attention: Mr. Christopher Dunham

Re:  Restaurant Brands International Inc.
Definitive Proxy Statement on Schedule 14A
Filed April 29, 2022
File No. 001-36786

Dear Mr. Dunham:

Set forth below are the responses of Restaurant Brands International, Inc. (the “Company”), to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in their letter dated September 20, 2022 with respect to the above referenced Definitive Proxy Statement on Schedule 14A (the “2022 Proxy Statement”) .

For reference purposes, the text of the letter has been reproduced herein with responses below each numbered comment. For your convenience, the reproduced Staff comments from the letter have been italicized.

Definitive Proxy Statement on Schedule 14A filed April 29, 2022

General

1. Please expand your discussion of the reasons you believe that your leadership structure is appropriate, addressing your specific characteristics or circumstances. In your discussion, please also address the circumstances under which you would consider having the Chair and CEO roles filled by a single individual, when shareholders would be notified of any such change, and whether you will seek prior input from shareholders.

Response:

The Company respectfully acknowledges the Staff’s comment and plans to revise its disclosure in future filings in accordance with the Staff’s request to expand the discussion of the reasons we believe our leadership structure is appropriate, addressing our specific characteristics or circumstances.

130 King Street West, Suite 300, Toronto, ON M5X 1E1
Telephone: 905-845-6511

2. Please expand upon the role that your Lead Independent Director plays in the leadership of the board. For example, please enhance your disclosure to address whether or not your Lead Independent Director may:
• represent the board in communications with shareholders and other stakeholders;
• require board consideration of, and/or override your CEO on, any risk matters; or
• provide input on design of the board itself.

Response:

The Company respectfully acknowledges the Staff’s comment and plans to revise its disclosure in future filings in accordance with the Staff’s request to expand upon the role our Lead Independent Director plays in the leadership of the Board.

3. Please expand upon how your board administers its risk oversight function. For example, please disclose:

• why your board elected to retain direct oversight responsibility for particular risks, such as sustainability and food safety, rather than assign oversight to a board committee;
• the timeframe over which you evaluate risks (e.g., short-term, intermediate-term, or long-term) and how you apply different oversight standards based upon the immediacy of the risk assessed;
• whether you consult with outside advisors and experts to anticipate future threats and trends, and how often you re-assess your risk environment;
• how the board interacts with management to address existing risks and identify significant emerging risks; and
• how your risk oversight process aligns with your disclosure controls and procedures.

Response:

The Company respectfully acknowledges the Staff’s comment and plans to revise its disclosure in future filings in accordance with the Staff’s request to expand on how our board administers its risk oversight function.

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please direct any questions, comments or requests for further information to me at 305-378-3133 or email at mkeusch@rbi.com

Very Truly Yours,

Restaurant Brands International Inc.

/s/ Michele L. Keusch
Michele L. Keusch, Assistant Secretary

cc: Jill Granat, General Counsel & Secretary
Kara MacCullough, Shareholder Greenberg Traurig, P.A.